UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 3)*

TalkPoint Communications Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87427Q-10-4

(CUSIP Number)

Adam Ableman, Esq.

Senior Vice President and General Counsel

Moneyline Telerate Holdings

233 Broadway

New York, New York 10279

(212) 553-2500

with a copy to:

David A. Sirignano, Esq.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

(202) 739-5420

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on following pages)

(Page 1 of 92 pages)

CUSIP No. 87427Q-10-4	13D	Page 2 of 92

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (Entities only) Moneyline Networks, LLC (“Moneyline Networks”)

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 12,547,331 9. Sole Dispositive Power 0 10. Shared Dispositive Power 12,547,331

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,547,331

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 19.9%

14.	Type of Reporting Person OO - Limited Liability Company

CUSIP No. 87427Q-10-4	13D	Page 3 of 92

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (Entities only) Moneyline Telerate Holdings

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 12,547,331** 9. Sole Dispositive Power 0 10. Shared Dispositive Power 12,547,331**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,547,331**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 19.9%

14.	Type of Reporting Person CO

**	Represents shares directly beneficially owned by Moneyline Networks.

CUSIP No. 87427Q-10-4	13D	Page 4 of 92

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (Entities only) One Equity Partners LLC

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 12,547,331** 9. Sole Dispositive Power 0 10. Shared Dispositive Power 12,547,331**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,547,331**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 19.9%

14.	Type of Reporting Person OO - Limited Liability Company

**	Represents shares directly beneficially owned by Moneyline Networks.

CUSIP No. 87427Q-10-4	13D	Page 5 of 92

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (Entities only) OEP Holding Corporation

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 12,547,331** 9. Sole Dispositive Power 0 10. Shared Dispositive Power 12,547,331**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,547,331**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 19.9%

14.	Type of Reporting Person CO

**	Represents shares directly beneficially owned by Moneyline Networks.

CUSIP No. 87427Q-10-4	13D	Page 6 of 92

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (Entities only) Bank One Investment Corporation

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 12,547,331** 9. Sole Dispositive Power 0 10. Shared Dispositive Power 12,547,331**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,547,331**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 19.9%

14.	Type of Reporting Person CO

**	Represents shares directly beneficially owned by Moneyline Networks.

CUSIP No. 87427Q-10-4	13D	Page 7 of 92

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (Entities only) Banc One Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 12,547,331** 9. Sole Dispositive Power 0 10. Shared Dispositive Power 12,547,331**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,547,331**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 19.9%

14.	Type of Reporting Person CO

** Represents shares directly beneficially owned by Moneyline Networks.

CUSIP No. 87427Q-10-4	13D	Page 8 of 92

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (Entities only) Banc One Financial Corporation

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 12,547,331** 9. Sole Dispositive Power 0 10. Shared Dispositive Power 12,547,331**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,547,331**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 19.9%

14.	Type of Reporting Person CO

**	Represents shares directly beneficially owned by Moneyline Networks.

CUSIP No. 87427Q-10-4	13D	Page 9 of 92

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (Entities only) Bank One Corporation

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 12,547,331** 9. Sole Dispositive Power 0 10. Shared Dispositive Power 12,547,331**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,547,331**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 19.9%

14.	Type of Reporting Person CO

**	Represents shares directly beneficially owned by Moneyline Networks.

This Amendment No. 3 amends and supplements the Schedule 13D filed by (i) Moneyline Networks, LLC, (ii) Moneyline Telerate Holdings, (iii) Bank One Investment Corporation, (iv) Banc One Capital Corporation, (v) Banc One Financial Corporation, and (iv) Bank One Corporation with the Securities and Exchange Commission on May 28, 2002 (the “Statement”), as amended by Amendment No. 1 filed on July 18, 2002 and Amendment No. 2 filed on April 25, 2003, relating to the common stock, par value $.01 per share (the “Common Stock”), of TalkPoint Communications Inc., a Delaware corporation, formerly known as Video Network Communications, Inc. (the “Company”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 1.	Security and Issuer.

Item 1 is hereby amended by the following:

This Amendment No. 3 relates to 12,547,331 shares of the Common Stock. The Company’s principal executive offices are located at 100 Williams Street, 8th floor, New York, New York 10038.

Item 2.	Identity and Background.

Item 2 is hereby restated as follows:

Amendment No. 3 is being filed jointly by each of the following pursuant to Sections 13(d) and 13(g) of the Exchange Act: (i) Moneyline Networks, LLC, a Delaware limited liability company (“Moneyline Networks”), by virtue of its direct beneficial ownership of Common Stock and warrants to purchase Common Stock, (ii) Moneyline Telerate Holdings, a Delaware corporation (“Moneyline”), by virtue of its ownership of a majority of the outstanding membership interests of Moneyline Networks, (iii) One Equity Partners LLC, a Delaware limited liability company (“One Equity”), by virtue of its majority ownership interest in Moneyline, (iv) OEP Holding Corporation, a Delaware corporation (“OEPH”), by virtue of its ownership of a majority of the outstanding membership interests in One Equity, (v) Bank One Investment Corporation, a Delaware corporation (“BOIC”), by virtue of its ownership of all the capital stock of OEPH, (vi) Banc One Capital Corporation, a Delaware corporation (“BOCC”), by virtue of its ownership of all of the capital stock of BOIC, (vii) Banc One Financial Corporation, a Delaware corporation (“BOFC”), by virtue of its ownership of all of the capital stock of BOCC, and (viii) Bank One Corporation, a Delaware corporation (“Bank One”, and together with BOFC, BOCC, BOIC, OEPH, One Equity, Moneyline and Moneyline Networks, the “Reporting Persons”), by virtue of its ownership of all of the outstanding capital stock of BOFC.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person. By their signature on this Amendment No. 3, each of the Reporting Persons agrees that this Amendment No. 3 is filed on behalf of such Reporting Person.

Attached as Exhibit B is information concerning each executive officer and director or manager, as appropriate, of each of Moneyline Networks, Moneyline, One Equity, OEPH, BOIC, BOCC, BOFC, and Bank One, which is ultimately in control of Moneyline Networks and Moneyline. Except as otherwise indicated on Exhibit B, to the knowledge of each Reporting Person, each executive officer and director of the Reporting Persons named in Exhibit B is a citizen of the United States and principally employed in the position set forth opposite such person’s name. Exhibit B is incorporated into and made part of this Amendment No. 3.

Moneyline Networks is a company originally formed by Moneyline for the purpose of purchasing shares of Common Stock in the transactions described in Items 3 through 6 of the Statement and it is a seller and distributor of communications services to financial services firms. Moneyline is a provider of information and transaction services to financial services firms. One Equity makes private equity investments on behalf of Bank One. OEPH and BOIC are each holding companies used by Bank One in making private equity investments. BOCC and BOFC are each holding companies used by Bank One in making private equity, structured finance and other investments. Bank One is a financial holding company headquartered in Chicago, Illinois. Bank One became a financial holding company under the Gramm-Leach-Bliley Act of 1999 in August 2001. Bank One was incorporated under the laws of the State of Delaware in 1998 to effect the merger of Banc One Corporation and First Chicago NBD Corporation. The merger became effective on October 2, 1998. Bank One provides domestic retail banking, finance and credit card services, worldwide commercial banking services, and trust and investment management services. Bank One operates banking offices in Arizona, Colorado, Florida, Illinois, Indiana, Kentucky, Louisiana, Michigan, Ohio, Oklahoma, Texas, Utah, West Virginia and Wisconsin and in certain international markets.

The address of the principal business and principal office of each of Moneyline Networks and Moneyline is 233 Broadway, New York, New York 10279. The address of the principal business and principal office of each of One Equity and OEPH is 320 Park Avenue, New York, New York 10022. The address of the principal business and principal office of each BOIC, BOCC, BOFC and Bank One is 1 Bank One Plaza, Chicago, Illinois 60670.

During the last five years, none of the Reporting Persons, nor to the knowledge of each of the Reporting Persons, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented by the following:

On October 17, 2003, the Company entered into a Purchase and Subscription Agreement (the “Agreement”), with Moneyline Networks, certain other investors in the Company (collectively, the “Investor Group”) and Moneyline. Pursuant to this Agreement, (i) the Investor Group invested cash in the Company in exchange for receipt of (a) an aggregate of 4,875,000 newly issued shares of Common Stock (the “New Shares”) and (b) notes of the Company (the “Convertible Notes”) which are convertible into newly issued shares of Common Stock and are secured by certain assets of the Company and (ii) Moneyline Networks sold an aggregate of 20,642,493 shares (the “Shares”) of Common Stock to the Investor Group (collectively, the “Investment Transactions”). The Convertible Notes are convertible into fully paid and nonassessable shares of Common Stock at any time upon the investor’s election and upon the Company’s election following the occurrence of certain events. In addition, as part of the Investment Transactions, Moneyline Networks cancelled all of the outstanding warrants it owned relating to the Common Stock in exchange for consideration of $1.00 paid by the Company to Moneyline Networks. The purpose of the

Investment Transactions is to inject additional cash into the Company for working capital and general corporate purposes. Consequently, as of October 17, 2003, Moneyline Networks beneficially owns 12,547,331 shares of Common Stock, representing 19.9% of the now outstanding Common Stock.

In connection with the Investment Transactions, Moneyline Networks and the Company have entered into a distribution agreement (the “Distribution Agreement”) substantially in the form attached to the Agreement as an exhibit. Pursuant to the Distribution Agreement, Moneyline Networks has agreed to deploy its sales and marketing organization to sell, market and distribute products and services developed by the Company to customers in markets serviced by Moneyline Networks. The Company has agreed that Moneyline Networks shall be its authorized non-exclusive distributor of Company products and services to customers worldwide in the financial services industry and Moneyline Networks shall have preferred distribution rights. The Distribution Agreement has a term of ten years and shall automatically renew for additional two year terms, unless earlier terminated by Moneyline Networks after January 1, 2005 or terminated at the end of any term by either party.

In addition, pursuant to the Agreement, upon the consummation of the Investment Transactions, that certain Secured Credit Agreement (the “Secured Credit Agreement”), dated as of August 12, 2003, by and between Moneyline and the Company, and the related Security Agreement, dated as of August 12, 2003, by and between Moneyline and the Company, were terminated. No loans were outstanding under the Secured Credit Agreement.

Similarly, that certain Stockholders Agreement (the “Stockholders Agreement,” as more fully described in the Statement), dated as of May 16, 2002, by and among Moneyline Networks, the Company and the management stockholders party thereto, also terminated upon consummation of the Investment Transactions. In light of Moneyline Networks’ sale of the Shares and the termination of the Stockholders Agreement, simultaneously with the Investment Transactions all of the Moneyline Nominees, Mr. Charles F. Auster, Mr. Bernard Battista, Mr. Alexander Russo and Mr. David A. Walsh, resigned from the Board and any committees of the Board upon which they served.

The description of the Agreement contained herein is qualified in its entirety by reference to the Purchase and Subscription Agreement attached hereto as Exhibit C, which Agreement is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by the following:

(a) Pursuant to the Agreement, as described above, Moneyline Networks beneficially owns an aggregate of 12,547,331 shares of Common Stock, or approximately 19.9% of the Company’s now outstanding Common Stock (based on 58,176,919 shares reported by the Company to be outstanding as of August 14, 2003, in the Company’s Quarterly Report on Form 10-Q for the Period Ended June 30, 2003 and the new issuance pursuant to the Investment Transactions of 4,875,000 shares of Common Stock).

Each Reporting Person expressly declares that the filing of this Amendment No. 3 shall not be construed as an admission that each such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the securities covered by this Amendment No. 3 other than those securities in which such Reporting Person has a pecuniary interest as set forth in this Item 5.

(b) Moneyline Networks, Moneyline, One Equity, OEPH, BOIC, BOCC, BOFC and Bank One may be deemed to share the voting and dispositive power of the 12,547,331 shares of Common Stock directly beneficially owned by Moneyline Networks by virtue of, and this form is being filed by One Equity, OEPH, BOCC, BOFC and Bank One solely because of, Moneyline’s 100% ownership interest in Moneyline Networks, One Equity’s majority ownership interest in Moneyline, OEPH’s majority ownership interest in One Equity, BOIC’s 100% ownership interest in OEPH, BOCC’s 100% ownership interest in BOIC, BOFC’s 100% ownership interest in BOCC, and Bank One’s 100% ownership interest in BOFC.

(c) Except as described elsewhere in this Amendment No. 3, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Exhibit B to this Amendment No. 3, has effected a transaction in shares of Common Stock during the past 60 days (excluding transactions that may have been effected by certain subsidiaries of Bank One for managed accounts with funds provided by third party customers).

(d) Except for third party customers of certain subsidiaries of Bank One who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any shares of Common Stock held in managed accounts with funds provided by such customers, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that are beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by the following:

The response set forth in Item 4 of this Amendment No. 3 is incorporated by reference in its entirety. Furthermore, pursuant to the Agreement, the Company granted Moneyline Networks and investors in the Investor Group who own beneficially more than ten percent (10%) of the Common Stock after the Investment Transactions a right of first offer with respect to future issuances by the Company of its Common Stock or any other instruments convertible into or exercisable for Common Stock solely for cash. In addition, the Agreement prohibits each of the investors in the Investor Group and Moneyline Networks from offering to sell any New Shares, Convertible Notes or Shares (in the case of the investors) and any Common Stock (in the case of Moneyline Networks) pursuant to a registered public offering or in open market transactions through October 17, 2004.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended by the following:

Exhibit A. Joint Filing Agreement

Exhibit B. Executive Officers and Directors

Exhibit C. Purchase and Subscription Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2003

BANK ONE CORPORATION

By:	/s/ Randy A White

	Name:	Randy A. White
	Title:	Treasurer

BANC ONE FINANCIAL CORPORATION

By:	/s/ Randy A. White

	Name:	Randy A. White
	Title:	Treasurer

BANC ONE CAPITAL CORPORATION

By:	/s/ Richard M. Cashin, Jr.

	Name:	Richard M. Cashin, Jr.
	Title:	President

BANK ONE INVESTMENT CORPORATION

By:	/s/ Richard M. Cashin, Jr.

	Name:	Richard M. Cashin, Jr.
	Title:	President

OEP HOLDING CORPORATION

By:	/s/ Richard M. Cashin, Jr.

	Name:	Richard M. Cashin, Jr.
	Title:	President

ONE EQUITY PARTNERS LLC

By:	/s/ Richard M. Cashin, Jr.

	Name:	Richard M. Cashin, Jr.
	Title:	President

MONEYLINE TELERATE HOLDINGS

By:	/s/ Alexander Russo

	Name:	Alexander Russo
	Title:	Executive Vice President Corporate Development

MONEYLINE NETWORKS, LLC

By:	/s/ Alexander Russo

	Name:	Alexander Russo
	Title:	President

EXHIBIT INDEX

Exhibit		Page Number
A.	Joint Filing Agreement	17
B.	Executive Officers and Directors	19
C.	Purchase and Subscription Agreement	26